gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

April 27, 2007

Via Federal Express

Mail Stop 3720

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

JPG Associates, Inc. (the “Company”)

Registration Statement Form SB-2/Pre-Effective Amendment Two

File No.: 333-139991

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments or represent an updating of material previously filed to reflect any developments in the business of JPG Associates, Inc.  The paragraph numbers below correspond to the numbered comments in your April 20, 2007 letter of comment.

General

1.

While we continue to disagree with you and believe that this offering is a secondary offering, we have been directed by Company management to revise the Registration Statement so as to reflect a primary offering.  Accordingly, we have made the necessary changes throughout the prospectus to indicate that the offering price is fixed for the duration of the offering and have indicated when the offering terminates.  We have also indicated throughout the prospectus that a broker/dealer has agreed to file a Rule 211 application with the NASD.

2.

We have made the requested statements and disclosure on the Cover.

3.

We have expanded Risk Factor #8 to include the disclosures requested.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

April 27, 2007

Re:

JPG Associates, Inc.

Registration Statement Form SB-2/A2

File No.: 333-139991

Balance Sheet

Statement of Operations

4.

The professional fees referred to in your letter relate to engagements that have not yet been completed. All fees will be charged to expense when the engagements are completed and billed. Matt McReynolds from our independent audit firm reviewed this matter with Kyle Moffatt on April 26, 2007.

5.

No compensation had been deferred as of any balance sheet presented. We have added disclosure of this fact in Liquidity.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

JPG Associates, Inc.

Mantyla McReynolds LLC